UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

THE BANCORP, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

05969A105

(CUSIP Number)

Castle Creek Capital Partners VI, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Castle Creek Capital Partners VI, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,026,598 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,026,598 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,026,598 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons Castle Creek Capital VI LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,026,598 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,026,598 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,026,598 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,026,598 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,026,598 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,026,598 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,026,598 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,026,598 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,026,598 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,026,598 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,026,598 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,026,598 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,026,598 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,026,598 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,026,598 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

Item 1.                   Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $1.00 per share, of The Bancorp, Inc. (the “Company”).  The address of the principal executive office of the Company is 409 Silverside Road, Wilmington, Delaware 19809.

Item 2.                   Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)     The following are the Reporting Persons: Castle Creek Capital Partners VI, LP, a Delaware limited partnership (“Fund VI”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital VI LLC, a Delaware limited liability company (“CCC VI”), whose principal business is to serve as the sole general partner of, and manage, Fund VI; John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak, each a managing principal of CCC VI.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a citizen of the United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

Pursuant to the Securities Purchase Agreement, dated as of August 5, 2016 (the “SPA”), Fund VI purchased (i) 1,244,565 shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”) and (ii) 6,585 shares of the Company’s Series C mandatorily convertible perpetual preferred stock, par value $0.01 per share (the “Preferred Stock”, and such shares of Common Stock and Preferred Stock acquired pursuant to the SPA, the “SPA Shares”).  On September 29, 2016, the 6,585 shares of Preferred Stock previously held by Fund VI were converted into 1,463,333 shares of Common Stock following approval of such conversion by the Company’s stockholders.

Following acquisition of the SPA Shares, Fund VI has periodically acquired additional shares of Common Stock through open-market transactions.  As of the date hereof, Fund VI owns 3,026,598 shares of Common Stock, which represents approximately 5.4% of the outstanding Common Stock.

Item 4.                   Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Fund VI acquired the Common Stock in the ordinary course of business because of its belief that the Common Stock represented an attractive investment in accordance with its investment strategy.  Fund VI continues to evaluate the desirability of acquiring additional shares of Common Stock in open-market transactions and may acquire additional shares at any time, subject to the limitations on ownership and control described below.

Subject to the limitations imposed by the SPA and the applicable federal and state securities laws, the Reporting Persons may dispose of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause the Common Stock to be distributed in kind to investors.  To the extent permitted by the SPA and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the SPA and the passivity commitments that Fund VI has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) described in Item 6 below, and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s board of directors (the “Board”), other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company.

The foregoing references to and descriptions of the SPA and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the SPA, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                   Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VI, LP	3,026,598	5.4%	0	3,026,598	0	3,026,598
Castle Creek Capital VI LLC (1)	3,026,598	5.4%	0	3,026,598	0	3,026,598
John M. Eggemeyer (1) (2)	3,026,598	5.4%	0	3,026,598	0	3,026,598
J. Mikesell Thomas (1) (2)	3,026,598	5.4%	0	3,026,598	0	3,026,598
Mark G. Merlo (1) (2)	3,026,598	5.4%	0	3,026,598	0	3,026,598
John T. Pietrzak (1) (2)	3,026,598	5.4%	0	3,026,598	0	3,026,598

(1)   Each of CCC VI, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak disclaims beneficial ownership of the Common Stock owned by Fund VI (and Advisors IV, as explained below), except to the extent of its pecuniary interest therein.

(2)    This excludes 15,000 shares of unvested restricted stock units (collectively, the “Restricted Stock”) owned by Castle Creek Advisors IV LLC (“Advisors IV”), an affiliate of Fund VI that provides management services to Fund VI pursuant to a management agreement.  The unvested Restricted Stock was awarded to Advisors IV on behalf of Mr. Eggemeyer as compensation for Mr. Eggemeyer’s services as a director of the Company and will become fully vested on February 3, 2018 subject to Mr. Eggemeyer’s continued service on the Company’s board of directors as set forth below.  Each of Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a managing principal of Advisors IV.

(3)   This calculation is based on 55,857,645 shares of Common Stock of the Company outstanding as of August 3, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.

(c)

Fund VI has engaged in the following transactions with respect to the Common Stock during the last sixty days: (i) on August 16, 2017, Fund VI acquired 225,000 shares of Common Stock at a weighted average price per share of $7.4058 (in multiple open-market transactions ranging from $7.4000 to $7.4800 per share, inclusive) and (ii) on August 17, 2017, Fund VI acquired 93,700 shares of Common Stock at a weighted average price per share of $7.4989 (in multiple open-market transactions ranging from $7.4700 to $7.5000 per share, inclusive).

(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in the Schedule 13D.

(e)

N/A

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

The following is a description of certain terms of the SPA and related transaction documents:

Board Representation.  Pursuant to a side letter agreement entered into between the Company and Fund VI on August 5, 2016 (the “Side Letter”), the Company agreed to cause a Fund VI designee (the “Board Representative”) to be nominated to the Board and to the board of directors of The Bancorp Bank (the “Bank Board”), the Company’s subsidiary, in each case subject to satisfaction of legal and regulatory requirements.  As long as Fund VI owns at least 4.0% of the outstanding shares of Common Stock, the Company agreed to recommend to its shareholders the election of the Board Representative and to use its reasonable best efforts to have the Board Representative elected as a director by the shareholders of the Company.  Upon the Board Representative’s death, resignation, retirement, disqualification or removal from office, Fund VI has the right to designate the Board Representative’s replacement, which replacement must satisfy all legal, bank regulatory and governance requirements for service as a director of the Company.  If Fund VI has the right to a Board Representative but the Board Representative is not currently serving on the Board and the Bank Board, the Company must invite a Fund VI designee to attend meetings of the Board and the Bank Board (including any committee meetings which the Board Representative would have been permitted to attend) in a nonvoting, nonparticipating observer capacity (the “Board Observer”).  Pursuant to this provision, John M. Eggemeyer has been appointed, and is currently serving, as a member of the Board.  The Side Letter is attached hereto as Exhibit 3 and incorporated herein by reference.

ERISA Matters.  Fund VI was provided customary VCOC rights pursuant to a VCOC Letter Agreement, dated as of August 5, 2016, by and between Fund VI and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, annual and quarterly financial reports), the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle the VCOC Investor to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar quarter.  The Company also agreed to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company.  The VCOC Letter Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

Representations and Warranties.  Pursuant to the SPA, the Company made customary representations and warranties to Fund VI relating to the Company, its business, the issuance of the Common Stock and authorization to enter into the transaction.  Fund VI also made customary representations and warranties to the Company regarding, among other things, Fund VI’s valid organization and authorization to enter into the transaction.

Transfer Restrictions.  Fund VI acknowledged in the SPA that it had acquired the SPA Shares solely for investment purposes with no intent to distribute them to any person in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws.  Fund VI agreed not to sell or dispose of the SPA Shares unless doing so was in compliance with the registration requirements or exemptions of the Securities Act and applicable state, federal or foreign securities laws.

Ownership Limitation and Avoidance of Control.  Fund VI agreed that neither it nor its affiliates (for purposes of any banking regulation or law) shall be entitled to purchase shares of Common Stock that would result in Fund VI and its affiliates collectively to be deemed to own, control or have the power to vote more than 9.9% of the Company’s issued and outstanding Common Stock.  Neither the Company nor any of its subsidiaries is permitted under the SPA to take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock or securities or rights to purchase or that may become convertible into Common Stock, in each case, where Fund VI is not given the right to participate in such transaction to the extent of Fund VI’s pro rata portion), that would cause (i) the equity in the Company owned by Fund VI and its affiliates (as such term is used under the Bank Holding Company Act (the “BHCA”)) to exceed 33.3% of the Company’s total equity (provided that there is no ownership or control in excess of 9.99% of any class of voting securities of the Company by Fund VI together with its affiliates) or (ii) Fund VI’s and its affiliates’ ownership of any class of voting securities of the Company to exceed 9.99% of such class, in each case without the prior written consent of Fund VI.  Finally, the Company may not take any action that would cause Fund VI’s ownership to increase to an amount that would constitute “control” under the BHCA, the Change in Bank Control Act, or any rules or regulations promulgated thereunder.  Additionally, Fund VI shall not have the ability to purchase more than

33.3% of the Company’s total equity or exercise any voting rights in excess of 9.99% of the total outstanding voting securities of the Company.  In the event that Fund VI breaches any of these obligations, or believes that it is reasonably likely to breach such obligations, Fund VI agreed to promptly notify the other parties to the SPA and to cooperate in good faith with such parties to modify ownership or make other arrangements or take any other action necessary to cure or avoid such breach.

Indemnification.  The Company agreed to indemnify Fund VI, its controlling persons and each of their directors, officers, stockholders, members, partners, employees, agents, investment advisors and those with similar roles (each a “Fund VI Party”) for all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses (collectively, “Losses”) suffered or incurred as a result of (i) the Company’s breach of any of its representations, warranties, covenants or agreements in the SPA or any other transaction documents or (ii) any action instituted against a Fund VI Party in any capacity by any shareholder of the Company or other third party who is not an affiliate of such Fund VI Party.  Fund VI agreed to indemnify the Company and its affiliates and their respective directors, officers, stockholders, members, partners, employees and agents and those with similar roles against all Losses suffered and incurred as a result of Fund VI’s breach of any of its representations, warranties, covenants or agreements in the SPA.  Each party’s indemnification obligations are subject to the limitations set forth in the SPA.

Registered Securities.  The securities issued or issuable to Fund VI in accordance with the SPA have been registered under the Securities Act pursuant to the registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission on October 5, 2016, as amended by Amendment No. 1 to Form S-3 filed on October 18, 2016, and declared effective on October 18, 2016.

Passivity Commitments.  On August 14, 2017, Fund VI made certain customary passivity commitments to the Federal Reserve in a commitment letter to ensure that Fund VI and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

The following is a description of certain terms of the Restricted Stock Award Agreement (as defined below):

Pursuant to the Stock Award Agreement, dated as of February 3, 2017 (the “Restricted Stock Award Agreement”), the Company granted Castle Creek Advisors IV, LLC, on behalf of John M. Eggemeyer in his capacity as a member of the Board, 15,000 restricted stock units (the “Restricted Stock Units), each of which represents the right to receive one share of Common Stock.  The restricted stock units will become fully vested on February 3, 2018 subject to Mr. Eggemeyer’s continued service on the Company’s board of directors as set forth below.

Pursuant to the Restricted Stock Award Agreement, all unvested Restricted Stock Units shall be forfeited if Mr. Eggemeyer ceases to be a director of the Company for any reason other than retirement, death or disability.  In the event Mr. Eggemeyer ceases to be a director of the Company as a result of retirement, death or disability, all Restricted Stock Units which have not vested will vest over a one-year period following the date of death or termination of service, as applicable.  Notwithstanding the foregoing, in the event of a Change of Control (as defined in the Restricted Stock Award Agreement), if Mr. Eggemeyer is involuntarily removed from the Board, all Restricted Stock Units will become fully exercisable.  The Restricted Stock Award Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

The foregoing reference to and description of the SPA, the Side Letter, the VCOC Letter Agreement and the Restricted Stock Award Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the SPA, the Side Letter, the VCOC Letter Agreement and the Restricted Stock Award Agreement, which are attached hereto as Exhibits 2, 3, 4, and 5, respectively, and incorporated herein by reference.

Item 7.                   Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of August 25, 2017, by and among Castle Creek Capital Partners VI, LP, Castle Creek Capital VI LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.

Exhibit 2

Securities Purchase Agreement, dated as of August 5, 2016, by and among The Bancorp, Inc. and Castle Creek Capital Partners VI, LP (incorporated by reference to Exhibit 10.1 to The Bancorp, Inc.’s Current Report on Form 8-K filed on August 8, 2016).

Exhibit 3	Side Letter, dated as of August 5, 2016, by and between The Bancorp, Inc. and Castle Creek Capital Partners VI, LP.
Exhibit 4	VCOC Letter Agreement, dated as of August 5, 2016, by and between The Bancorp,

Inc. and Castle Creek Capital Partners VI, LP.
Exhibit 5	Stock Award Agreement granted under The Bancorp, Inc. Stock Option and Equity Plan of 2013.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2017

CASTLE CREEK CAPITAL PARTNERS VI, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VI LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO SCHEDULE 13D (THE BANCORP, INC.)